NOVAGOLD RESOURCES INC.

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

_________________________________________________________

 WARRANT INDENTURE

     Providing for the Issue of
up to 3,500,000 Common Share Purchase Warrants

_________________________________________________________

October 1, 2003

TABLE OF CONTENTS

- i -

- ii -

WARRANT INDENTURE

THIS WARRANT INDENTURE made as of the 1st day of October, 2003.

BETWEEN:

NOVAGOLD RESOURCES INC., a company incorporated under the Companies Act (Nova Scotia), having an office at NovaGold Resources Inc., Four Bentall Centre, #3454 - 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1K8

(hereinafter called the “Company”),

AND:

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada and authorized to carry on business in all provinces of Canada, having an office at 5th Floor, 1465 Brenton Street, Halifax, Nova Scotia, B3J 3S9

(hereinafter called the “Warrant Trustee”),

WITNESSES THAT WHEREAS:

A.
The Company proposes to issue up to 3,500,000 common share purchase warrants exercisable by the holders thereof on the terms hereinafter set forth for the acquisition of common shares in the capital of the Company;

B.
Each whole Warrant (as defined below) will entitle the holder thereof to purchase, subject to adjustment in certain circumstances set out herein, one (1) Common Share at a price of Cdn.$7.00 per share at any time on or before 4:30 p.m. (Pacific Daylight Savings time) on October 1, 2008, all upon the terms and conditions herein set forth;

C.	For such purpose the Company deems it necessary to create and issue the Warrants to be constituted and issued in the manner hereinafter set forth;

D.	The Company is duly authorized to create and issue the Warrants to be issued as herein provided;

E.
All things necessary have been done and performed to make the Warrants, when certified by the Warrant Trustee and issued as in this Indenture provided, legal, valid and binding upon the Company with the benefits of and subject to the terms of this Indenture;

F.	The recitals A, B, C, D and E above are made as representations by the Company and not the Warrant Trustee; and

G.	The Warrant Trustee has agreed to act as Warrant Trustee on behalf of the holders of the Warrants, on the terms and conditions set forth herein;

                    NOW THEREFORE for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1         Definitions

                    In this Indenture, unless there is something in the subject matter or context inconsistent therewith, the following phrases and words have the respective meanings indicated opposite them as follows:

“Applicable Legislation” has the meaning ascribed thereto in subsection 8.1(a);

“Business Day” means a day which is not a Saturday, Sunday, or civic or statutory holiday in any of the cities where Warrant Certificates may be surrendered to the Warrant Trustee pursuant to the provisions hereof;

“Capital Reorganization” has the meaning ascribed thereto in subsection 2.12(d);

“Common Share Reorganization” has the meaning ascribed thereto in subsection 2.12(a);

“Common Shares” means the common shares without par value in the capital of the Company;

“Company” means NovaGold Resources Inc., a company incorporated under the laws of Nova Scotia and its lawful successors from time to time;

“Company’s auditors” means the chartered accountant or firm of chartered accountants duly appointed as auditor or auditors of the Company from time to time;

“counsel” means a barrister or solicitor (who may be an employee of the Company) or a firm of barristers or solicitors (who may be counsel for the Company) acceptable to the Warrant Trustee, acting reasonably;

“Current Market Price” in respect of a Common Share at any date means the weighted average price per share for the 20 consecutive Trading Days commencing on the Trading Day immediately before such date on the TSX or, if the Common Shares are not then listed on the TSX, then on such other stock exchange on which the Common Shares are then listed as may be selected by the directors of the Company or, if the Common Shares are not then listed on a stock exchange, on the over-the-counter market; the weighted-average price will be determined by dividing the aggregate of the sales price for each trade multiplied by the number of shares sold on each trade of all such shares sold on such exchange or market, as the case may be, during the said 20 consecutive Trading Days by the total number of shares so sold; provided that, if there is no market for the Common Shares during all or part of such period during which the Current Market Price thereof would otherwise be determined, the Current Market Price in respect of a Common Share will in respect of all or such part of the period be determined by a nationally recognized accounting firm chosen by the Company;

“director” means a director of the Company for the time being, and unless otherwise specified herein, reference to “action by the directors” means action by the directors of the Company as a board or, whenever duly empowered, action by a committee of such board;

“Dividends Paid in Ordinary Course” means such dividends (payable in cash or securities, property or assets of equivalent value) paid on the Common Shares in any fiscal year of the Company to the extent that such dividends in the aggregate do not exceed in amount or value the greatest of:

(a)	110% of the aggregate amount or value of the dividends paid by the Company on its Common Shares in the 12 consecutive months ended immediately prior to the first day of such fiscal year;

(b)
25% of the consolidated net earnings of the Company before extraordinary items and after dividends paid on any and all preferred shares of the Company for the period of 12 consecutive months ended immediately prior to the first day of such fiscal year (such consolidated net earnings to be shown in the audited financial statements of the Company for such 12 month period, or if there are no audited financial statements in respect of such period, computed in accordance with Canadian generally accepted accounting principles consistent with those applied in the preparation of the most recently completed audited consolidated financial statements of the Company); and

(c)	10% of the Shareholders’ Equity,

and for such purpose the value of any dividends paid in other than cash or shares will be the fair market value of such dividend as determined by the directors;

“Exchange Basis” means, as at any time, the number of Common Shares or other classes of shares or securities which a Warrantholder is entitled to receive upon the exercise of the rights attached to the Warrants pursuant to the provisions of this Indenture;

“Exercise Date” with respect to any Warrant means the date on which such Warrant is surrendered for exercise in accordance with the provisions of Article 3;

“Extraordinary Resolution” has the meaning ascribed thereto in subsection 6.11(a);

“Principal Securities Exchange” means any U.S. or Canadian national securities exchange or automated inter-dealer quotation system upon which the Warrants or the Common Shares are listed or quoted. As of the date hereof, the Principal Securities Exchange for the Warrants and the Common Shares is the TSX;

“Regulation S” means Regulation S adopted by the U.S. Securities and Exchange Commission under the U.S. Securities Act;

“Rights Offering” has the meaning ascribed thereto in subsection 2.12(b); “Rights Period” has the meaning ascribed thereto in subsection 2.12(b); “Shareholder” means a holder of record of one or more Common Shares;

“Shareholders’ Equity” means the aggregate of all classes of share capital, retained earnings and any and all surplus accounts and reserves as evidenced on the audited financial statements of the Company for the most recently ended fiscal year;

“Special Distribution” has the meaning ascribed thereto in subsection 2.12(c);

“Subject Securities” means the Common Shares issuable upon the exercise of the Warrants, including the shares or other securities or property issuable upon the exercise of the Warrants as a result of any adjustment to the subscription rights pursuant to Article 2 hereof;

“Successor Corporation” has the meaning ascribed thereto in section 7.2;

“Time of Expiry” means 4:30 p.m. (Pacific Daylight Savings time) on October 1, 2008, being the fifth anniversary of the date of issue;

“Trading Day” means any day on which the TSX (or, if the Common Shares are not then listed on the TSX, or such other exchange on which the Common Shares are listed and which forms the primary trading market for the Common Shares) is open for trading and not less than 100 Common Shares trade on such exchange on such day;

“Transfer Agent” means the transfer agent or agents for the time being of the Common Shares;

“TSX” means the Toronto Stock Exchange Inc.;

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“U.S. Person” means a U.S. Person as that term is defined in Regulation S under the U.S. Securities Act;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Warrant Trustee” means Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada, or its successors for the time being in the trusts hereby created;

“Warrant Certificate” means a certificate substantially in the form attached hereto as Schedule A, evidencing the Warrants issued and certified hereunder and for the time being outstanding;

“Warrant Exercise Price” means Cdn.$7.00 for each Common Share, subject to adjustment in accordance with the provisions of this Indenture;

“Warrantholder” or “holder” means a person whose name is entered for the time being in the register maintained pursuant to section 2.8 and, for greater certainty, in respect of any action to be taken by a holder in respect of his Warrants, means the holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by instrument in writing in form, substance and execution satisfactory to the Trustee with signatures guaranteed by a Schedule I chartered bank, a Canadian trust company, a member of the medallion guarantee program, a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP);

“Warrantholders’ Request” means an instrument signed in one or more counterparts by Warrantholders entitled to acquire in the aggregate at least 25% of the aggregate number of the Subject Securities which could be acquired upon the exercise of all Warrants then outstanding, which requests the Warrant Trustee to take some action or proceeding specified therein; and

“Warrants” means up to 3,500,000 common share purchase warrants issued pursuant to the terms of this Indenture entitling the holders thereof to purchase Common Shares on the basis of one Common Share for each whole Warrant and the payment of the Warrant Exercise Price; provided that in each case the number and/or class of shares or securities receivable on the exercise of the Warrants and/or the Warrant Exercise Price may be subject to increase or decrease or change in accordance with the terms and provisions hereof.

1.2         Construction

                    In this Indenture, unless otherwise expressly stated or the context or the subject matter otherwise requires:

(a)
the division of this Indenture into Articles, sections, subsections and clauses, the provisions of a table of contents and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Indenture;

(b)
the words “this Indenture”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Indenture as a whole and not to any particular Article, section, subsection, clause or other part hereof and references to an “Article”, “section”, “subsection”, “clause” or “Schedule” followed by a number and/or letter refers to the specified Article, section, subsection or clause of, or Schedule to, this Indenture;

(c)
words importing the singular include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, general and limited partnerships, trusts, unincorporated associations or organizations and other legal entities;

(d)	references to “include”, “includes”, “including” or “in particular” will be deemed to be followed by the words “without limitation”;

(e)	the word “or” is not exclusive;

(f)
“written order of the Company”, “written request of the Company”, “written consent of the Company”, “certificate of the Company” and any other document required to be signed by the Company means, respectively, a written order, request, consent, certificate or other document signed in the name of the Company by any two of the Chairman, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, any Vice-President, the Controller or the Corporate Secretary of the Company and may consist of one or more instruments so executed;

(g)
if any date on which any action is required or permitted to be taken under this Agreement is not a Business Day, such action will be required or permitted to be taken on the next succeeding Business Day;

(h)	all references in this Agreement to sums of money are expressed and will be payable in lawful money of Canada;

(i)
all accounting terms used in this Agreement have the meanings attributable to them under Canadian generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants or any successor institute and all determinations of an accounting nature required to be made will be made in a manner consistent with such Canadian generally accepted accounting principles; and

(j)	where a word, term or phrase is defined in this Agreement, its derivatives or other grammatical forms have a corresponding meaning.

1.3         Governing Law

                    This Indenture will be governed by and construed in accordance with the laws of the Province of Nova Scotia and the federal laws of Canada applicable in Nova Scotia and will be treated in all respects as a Nova Scotia contract.

1.4         Schedules

                    The following schedules are attached to this Indenture and will be deemed to be incorporated in and form a part hereof:

Schedule	Title

Schedule A	Warrant Certificate
Schedule B	Subscription Form and Transfer of Warrants
Schedule C	Form of Declaration for Change of Legend
Schedule D	Form of Letter to be Delivered by Original U.S. Purchaser upon Exercise of Warrants

1.5         Determining the Number of Outstanding Warrants

                    Every Warrant represented by a Warrant Certificate certified and delivered by the Warrant Trustee hereunder will be deemed to be outstanding until it is cancelled or delivered to the Warrant Trustee for cancellation or until the Time of Expiry; provided that where a new Warrant Certificate has been issued pursuant to section 2.6 hereof to replace one which is lost, mutilated, stolen or destroyed, the Warrants represented by only one of such Warrant Certificates will be counted for the purpose of determining the aggregate number of Warrants outstanding.

ARTICLE 2
ISSUE OF WARRANTS

2.1         Issue and Term of Warrants

(a)
A total of up to 3,500,000 Warrants entitling Warrantholders to acquire up to 3,500,000 Common Shares (subject to adjustment pursuant to sections 2.12 and 2.13 of this Indenture) are hereby created and authorized to be issued hereunder upon the terms and conditions herein set forth and will be executed by the Company and certified by or on behalf of the Warrant Trustee upon the written order of the Company and delivered by the Company in accordance with sections 2.3 and 2.4.

(b)
Each Warrant authorized to be issued hereunder will entitle Warrantholders to acquire (subject to sections 2.12 and 2.13) upon due exercise and upon the due execution of the subscription form endorsed on the reverse side of the Warrant Certificate or other instrument of subscription in such form as the Warrant Trustee and/or the Company may from time to time prescribe and upon payment of the Warrant Exercise Price, one Common Share or such other kind and amount of shares or securities or property, calculated pursuant to the provisions of sections 2.12 and 2.13, as the case may be, at any time after the date of issuance of such Warrants and prior to the Time of Expiry, in accordance with the provisions of this Indenture.

(c)
Fractional Warrants will not be issued or otherwise provided for. If any fraction of a Warrant would otherwise be issuable, the number of Warrants so issued will be rounded up to the nearest whole Warrant in the case of a fraction of 0.5 or greater and rounded down to the nearest whole Warrant in the case of a fraction of less than 0.5.

2.2         Form of Warrant Certificates

(a)
The Warrant Certificates for the Warrants will be substantially in the form attached hereto as Schedule ”A” with, subject to the provisions of this Indenture, such additions, variations and changes as may from time to time be agreed upon by the Warrant Trustee and the Company, and will be dated as of the date hereof (regardless of their actual dates of issue), and will have such distinguishing letters and numbers as the Company may, with the approval of the Warrant Trustee, prescribe. All Warrants will, save as to denominations, be of like tenor and effect. The Warrant Certificates may be engraved, printed, lithographed, photocopied or be partially in one form or another, as the Company may determine. No change in the form of the Warrant Certificate will be required by reason of any adjustment made pursuant to this Article 2 in the number and/or class of securities or type of securities which may be acquired pursuant to the Warrants.

(b)	The Warrant Trustee will maintain a list of all registered holders of Warrant Certificates.

(c)

Each Warrant Certificate originally issued to a U.S. Person or a person in the United States or a person for the account or benefit of a U.S. Person or a person in the United States, as well as all certificates issued in exchange for or in substitution of the foregoing securities, will bear a legend to the following effect:

                    THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF NOVAGOLD RESOURCES INC. (THE “COMPANY”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, OR (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

(d)

Each Warrant Certificate originally issued to a person, other than a U.S. Person, a person in the United States or a person for the account or benefit of a U.S. Person or a person in the United States, as well as all certificates issued in exchange for or in substitution of the foregoing securities, shall bear the following legend:

                    THE WARRANTS REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON THE EXERCISE OF THE WARRANTS REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THE WARRANTS REPRESENTED HEREBY MAY NOT BE TRANSFERRED TO, OR EXERCISED BY, ANY U.S. PERSON, BY ANY PERSON IN THE UNITED STATES OR BY ANY PERSON FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN

THE UNITED STATES. AS USED HEREIN, THE TERMS “UNITED STATES” AND “U.S. PERSON” HAVE THE MEANINGS ASCRIBED TO THEM IN REGULATION S UNDER THE U.S. SECURITIES ACT.

2.3         Signing of Warrant Certificates

                    The Warrant Certificates will be signed by any two of the Chairman, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, any Vice-President, the Controller or the Corporate Secretary of the Company, and may, but need not be, under the corporate seal of the Company or a reproduction thereof. The signature of such officers may be mechanically reproduced in facsimile and Warrant Certificates bearing such facsimile signatures will be binding upon the Company as if they had been manually signed by such officers. Notwithstanding that a person whose manual or facsimile signature appears on any Warrant Certificate as such officer may no longer hold office at the date of issue of such Warrant Certificate or at the date of certification or delivery thereof, any Warrant Certificate signed as aforesaid will, subject to section 2.4, be valid and binding upon the Company, and the registered holder thereof will be entitled to the benefits of this Indenture.

2.4         Certification by the Warrant Trustee

(a)
No Warrant Certificate will be issued or, if issued, will be valid for any purpose or entitle the holder to the benefits hereof or thereof, until it has been certified by manual signature by or on behalf of the Warrant Trustee in the form of the certificate attached hereto as Schedule ”A” and such certification by the Warrant Trustee upon any Warrant Certificate will be conclusive evidence as against the Company that the Warrant Certificate so certified has been duly issued hereunder and the holder is entitled to the benefits hereof.

(b)
The certification of the Warrant Trustee on the Warrant Certificates issued hereunder will not be construed as a representation or warranty by the Warrant Trustee as to the validity of this Indenture or the Warrants (except the due certification thereof) and the Warrant Trustee will in no respect be liable or answerable for the use made of the Warrants or any of them or of the consideration therefor except as otherwise specified herein.

2.5         Warrantholder Not a Shareholder, etc.

                    The holding of a Warrant will not be construed as conferring upon a Warrantholder any right or interest whatsoever as a Shareholder, nor entitle the holder to any right or interest in respect thereof including, but not limited to, the right to vote at, to receive notice of or to attend meetings of Shareholders or any other proceedings of the Company, or the right to receive dividends and other distributions, except as expressly provided herein.

2.6          Issue in Substitution for Lost Warrant Certificates

(a)
In case any of the Warrant Certificates become mutilated or be lost, destroyed or stolen, the Company, subject to applicable law, and subsection 2.6(b), will issue and thereupon the Warrant Trustee will certify and deliver a new Warrant Certificate of like date and tenor, and bearing the same legend, if any, as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Warrant Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate, and the substituted Warrant Certificate will be in a form approved by the Warrant Trustee and will be entitled to the benefits hereof and will rank equally in accordance with its terms with all other Warrant Certificates issued or to be issued hereunder.

(b)
The applicant for the issue of a new Warrant Certificate pursuant to this section 2.6 will bear the cost of the issue thereof and in the case of mutilation will, as a condition precedent to the issue thereof, deliver to the Warrant Trustee the mutilated Warrant Certificate, and in the case of loss, destruction or theft will, as a condition precedent to the issue thereof, furnish to the Company and to the Warrant Trustee such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as will be satisfactory to the Company and to the Warrant Trustee in their sole discretion, and such applicant may also be required to furnish an indemnity and/or security in amount and form satisfactory to the Company and the Warrant Trustee in their sole discretion and will pay the reasonable charges of the Company and the Warrant Trustee in connection therewith.

2.7         Warrants to Rank Pari Passu

                    All Warrants will rank pari passu, whatever may be the actual date of issue of same.

2.8         Registration and Transfer of Warrants

(a)	The Company will cause to be kept by the Warrant Trustee at its principal offices in the cities of Vancouver and Toronto:

	(i)	a register of holders in which will be entered in alphabetical order the names and addresses of the holders of Warrants and particulars of the Warrants held by them; and

	(ii)	a register of transfers of Warrants in which will be entered the date and other particulars of each transfer of Warrants.

(b)	No transfer of a Warrant will be valid unless made by:

(i)
the Warrantholder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Trustee with signatures guaranteed by a Schedule I chartered bank, a Canadian trust company, a member of the medallion guarantee program, a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP); or

	(ii)	the liquidator of, or a trustee in bankruptcy for, a Warrantholder,

upon compliance with such reasonable requirements as the Warrant Trustee and the Company may prescribe (including, without limitation, the requirement to provide evidence of satisfactory compliance with applicable securities laws) and unless recorded on the register of transfers maintained by the Warrant Trustee pursuant to subsection 2.8(a), nor until all taxes or governmental or other charges arising by reason of such transfer have been paid.

(c)
The Warrant Trustee will process all proffered transfers and exercises in good faith upon the presumption that such transfer or exercise is permissible pursuant to all applicable legislation and the terms of this Indenture. The transferor and transferee are solely responsible for ensuring compliance with any applicable securities laws, and the Warrant Trustee will have no obligations to ensure compliance with any laws applicable to the issue, transfer or exercise of the Warrants.

(d)
The transferee of a Warrant will, after any form of transfer acceptable to the Warrant Trustee is duly completed and the Warrant is lodged with the Warrant Trustee and upon compliance with all other conditions in that regard required by this Indenture or by law, be entitled to have his name entered on the register of Warrantholders as the owner of such Warrant free from all equities or rights of set-off or counterclaim between the Company and the transferor or any previous holder of such Warrant, save in respect of equities of which the Company or the transferee is required to take notice by statute or by order of a court of competent jurisdiction.

(e)
If a Warrant Certificate tendered for transfer bears the legend set forth in subsection 2.2(c), the Warrant Trustee shall not register such transfer unless the transferor has provided the Warrant Trustee with the Warrant Certificate and (A) the transfer is made to the Company or (B) a declaration to the effect set forth in Schedule “C” to this Warrant Indenture, or in such other form as the Company may from time to time prescribe, is delivered to the Warrant Trustee. Any Warrant Certificate issued to a transferee in a transfer contemplated by this subsection 2.8(e) shall bear the legend as set forth in subsection 2.2(d).

(f)
If the Warrant Certificate tendered for transfer does not bear the legend set forth in subsection 2.2(c), or if an interest in a Warrant Certificate which does not bear the legend set forth in subsection 2.2(c) is tendered for transfer, the Warrant Trustee shall not register such transfer if the Warrant Trustee has reason to believe that the transferee is a person in the United States or a U.S. Person or is acquiring the Warrants evidenced thereby for the account or benefit of a person in the United States or a U.S. Person. Any Warrant Certificate issued to a transferee in a transfer contemplated by this subsection 2.8(f) shall bear the legend set forth in subsection 2.2(d).

2.9         Registers Open for Inspection

                    The registers referred to in subsection 2.8(a) will be open at all reasonable times during business hours on a Business Day for inspection by the Company, the Warrant Trustee or any Warrantholder. The Warrant Trustee will, from time to time when requested to do so by the Company, furnish the Company with a list of the names and addresses of holders of Warrants entered in the register of holders kept by the Warrant Trustee and showing the number of Subject Securities which might then be acquired upon the exercise of the Warrants held by each such holder.

2.10        Exchange of Warrant Certificates

(a)
Warrant Certificates may, upon compliance with the reasonable requirements of the Warrant Trustee, be exchanged for Warrant Certificates in any other authorized denomination representing in the aggregate the same number of Warrants. The Company will sign and the Warrant Trustee will certify, in accordance with sections 2.3 and 2.4, all Warrant Certificates necessary to carry out the exchanges contemplated herein. Warrant Certificates exchanged for Warrant Certificates that bear the legend set forth in subsection 2.2(c) or 2.2(d) shall bear the same legend.

(b)
Warrant Certificates may be exchanged only at the principal offices of the Warrant Trustee in the cities of Vancouver and Toronto or at any other place that is designated by the Company with the approval of the Warrant Trustee. Any Warrant Certificates tendered for exchange will be surrendered to the Warrant Trustee and cancelled.

(c)
The Warrant Trustee may charge a reasonable sum for each new Warrant Certificate issued upon exchange. The party requesting the exchange, as a condition precedent thereto, will pay such charges and will pay or reimburse the Warrant Trustee or the Company for all eligible transfer taxes or governmental or other similar transfer charges required to be paid in connection therewith.

2.11        Ownership of Warrants

                    The Company and the Warrant Trustee will be entitled to treat the Warrantholder of any Warrant Certificate as the absolute owner of the Warrant represented thereby for all purposes, and neither the Company nor the Warrant Trustee will be charged with notice of or be bound to see to the execution of any trust whether express, implied or constructive, in respect of any Warrants except where the Company or the Warrant Trustee is required to take notice by applicable law or by order of a court of competent jurisdiction.

2.12        Adjustment of Exchange Basis

                    The Exchange Basis will be subject to adjustment from time to time in the events and in the manner provided as follows:

(a)	If and whenever at any time after the date hereof and prior to the Time of Expiry the Company will:

(i)
issue Common Shares or securities, exchangeable for or convertible into Common Shares to all or substantially all the holders of the Common Shares as a stock dividend or other distribution (other than as a Dividend Paid in the Ordinary Course, or a distribution of Common Shares upon the exercise of Warrants or pursuant to the exercise of directors’, officers’, employees’ or service providers’ stock options granted under the Company’s stock option plan);

	(ii)	subdivide, redivide or change its then outstanding Common Shares into a greater number of shares; or

	(iii)	reduce, combine or consolidate its then outstanding Common Shares into a lesser number of shares,

(any of such events in these clauses (i), (ii) or (iii) being called a “Common Share Reorganization”), then the Exchange Basis will be adjusted effective immediately after the record date at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization by multiplying the Exchange Basis in effect immediately prior to such record date by a fraction:

(A)
the numerator of which will be the number of Common Shares outstanding immediately after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares on such record date, assuming in any case where such securities are not then convertible or exchangeable but subsequently become so, that they were convertible or exchangeable on the record date on the basis upon which they first become convertible or exchangeable); and

		(B)	the denominator of which will be the number of Common Shares outstanding on such record date before giving effect to such Common Share Reorganization.

The resulting product, adjusted to the nearest 1/100th, will thereafter be the Exchange Basis until further adjusted as provided in this Article 2.

(b)
If and whenever at any time after the date hereof and prior to the Time of Expiry, the Company will issue to all or substantially all the holders of Common Shares rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue (the “Rights Period”), to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share at the date of issue of such securities to the holder in the case of securities exchangeable for or convertible into Common shares) of less than 95% of the Current Market Price for the Common Shares on such record date (any of such events being called a “Rights Offering”), then the Exchange Basis will be adjusted effective immediately after the record date for the Rights Offering by multiplying the Exchange Basis in effect immediately prior to such record date by a fraction:

(i)
the numerator of which will be the number of Common Shares which would be outstanding after giving effect to the Rights Offering (assuming the exercise of all of the rights, warrants or options under the Rights Offering and assuming the exchange or conversion into Common Shares of all exchangeable or convertible securities issued upon exercise of such rights, warrants or options, if any), and

	(ii)	the denominator of which will be the aggregate of:

		(A)	the number of Common Shares outstanding as of the record date for the Rights Offering; a

		(B)	a number determined by dividing

(1)

the amount equal to the aggregate consideration payable by such holders upon the exercise of all of the rights, warrants and options under the Rights Offering plus the aggregate consideration, if any, payable on the exchange or conversion of the exchangeable or convertible securities issued upon exercise of such rights, warrants or options (assuming the exercise of all rights, warrants and options under the Rights Offering and assuming the exchange or conversion into Common Shares of all exchangeable or convertible securities issued upon exercise of such rights, warrants and options);

by

(2) the Current Market Price of the Common Shares as of the record date for the Rights Offering.

The resulting product, adjusted to the nearest 1/100th, will thereafter be the Exchange Basis until further adjusted in accordance with this Article 2. If, at the date of expiry of the rights, options or warrants subject to the Rights Offering, less than all the rights, options or warrants have been exercised, then the Exchange Basis will be readjusted effective immediately after the date of expiry to the Exchange Basis which would have been in effect on the date of expiry as if the only rights, options or warrants that had been issued in the Rights Offering were those that had been exercised. If at the date of expiry of the rights of exchange or conversion of any securities issued pursuant to the Rights Offering, less than all of such securities have been exchanged or converted into Common Shares, then the Exchange Basis will be readjusted effective immediately after the date of expiry to the Exchange Basis which would have been in effect on the date of expiry as if the only exchangeable or convertible securities that had been issued in the Rights Offering were those that were exchanged for or converted into Common Shares.

(c)
If and whenever at any time after the date hereof and prior to the Time of Expiry the Company will fix a record date for the issue or distribution to all or substantially all the holders of the Common Shares of:

	(i)	shares of the Company of any class other than Common Shares;

	(ii)	evidences of indebtedness; or

	(iii)	any property or other assets, and if such issuance or distribution does not constitute a Dividend Paid in the Ordinary Course, a Common Share Reorganization or a Rights Offering,

(any of such non-excluded events being herein called a “Special Distribution”), the Exchange Basis will be adjusted effective immediately after the record date for the Special Distribution by multiplying the Exchange Basis in effect on such record date by a fraction:

	(iv)	the numerator of which will be the number of common Shares outstanding on such record date multiplied by the Current Market Price of the Common Shares on such record date, and

	(v)	the denominator of which will be:

		(A)	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, less

(B)
the fair market value, as determined by action by the board of directors of the Company, acting reasonably and in good faith (whose determination will be conclusive), subject to the prior written consent of each Principal Securities Exchange (to the extent required by the rules and regulations thereof), to the holders of the Common Shares of the shares, evidences of indebtedness or property or other assets issued or distributed in the Special Distribution, provided that no such adjustment will be made if the result of such adjustment would be to decrease the Exchange Basis in effect immediately before such record date. The resulting product, adjusted to the nearest 1/100th, will thereafter be the Exchange Basis until further adjusted as provided in this Article 2.

(d)
If and whenever at any time after the date hereof and prior to the Time of Expiry there will be a reclassification of Common Shares at any time outstanding or change of the Common Shares into other shares or into other securities (other than a Common Share Reorganization), or a consolidation, amalgamation, plan of arrangement or merger of the Company with or into any other corporation or other entity (other than a consolidation, amalgamation, plan of arrangement or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer (other than to a subsidiary of the Company) of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity (any of such events being herein called a “Capital Reorganization”), any Warrantholder who thereafter will exercise his right to receive Common Shares pursuant to Warrant(s) will be entitled to receive, and will accept in lieu of the number of Subject Securities to which such holder was theretofore entitled upon such exercise, the aggregate number of shares, other securities or other property which such holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date or record date thereof, as the case may be, the Warrantholder had been the registered holder of the number of Subject Securities to which such holder was theretofore entitled upon exercise. If determined appropriate by the Warrant Trustee, appropriate adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Article 2 with respect to the rights and interests thereafter of Warrantholders to the end that the provisions set forth in this Article 2 will thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares, other securities or other property thereafter deliverable upon the exercise of any Warrant. Any such adjustment will be made by and set forth in an indenture supplemental hereto approved by the directors and by the Warrant Trustee and entered into pursuant to the provisions of this Indenture and will for all purposes be conclusively deemed to be an appropriate adjustment.

(e)	Forthwith upon the occurrence of any of the events referred to in the preceding subsections 2.12(a), (b), (c) and (d) above, the Company will:

	(i)	file with the Warrant Trustee a certificate of the Company specifying the required adjustment; and

	(ii)	give notice to the Warrantholders of the required adjustment in the manner provided in section 10.2.

2.13         Rules Regarding Calculation of Adjustment of Exchange Basis

For the purposes of section 2.12:

(a)
The adjustments provided for in section 2.12 will be cumulative and such adjustments will be made successively whenever an event referred to therein will occur, subject to the following subsections of this section 2.13.

(b)
No adjustment in the Exchange Basis will be required unless such adjustment would result in a change to the then prevailing Warrant Exercise Price of at least 1% or of at least one-one hundredth of a Common Share based on the prevailing Exchange Basis provided, however, that any adjustments which, except for the provisions of this subsection would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustment.

(c)
No adjustment in the Exchange Basis will be made in respect of any event described in section 2.12, other than the events referred to in clauses (i)(A) and (C) of subsection (a) thereof, if Warrantholders are entitled to participate in such event on the same terms, mutatis mutandis, as if Warrantholders had exercised their Warrants prior to or on the effective date or record date of such event, such participation being subject to the prior written consent of each Principal Securities Exchange (to the extent required by the rules and regulations thereof).

(d)
No adjustment in the Exchange Basis will be made pursuant to section 2.12 in respect of the issue from time to time of Common Shares purchasable on exercise of the Warrants or in respect of the issue from time to time of a Dividend Paid in the Ordinary Course of Common Shares to holders of Common Shares who exercise an option or election to receive substantially equivalent dividends in Common Shares in lieu of receiving a cash dividend, and any such issue will be deemed not to be a Common Share Reorganization.

(e)
If a dispute at any time arises with respect to adjustments provided for in section 2.12, such dispute will, absent manifest error, be conclusively determined by the Company’s auditors, or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by the directors and any further determination, absent manifest error, will be binding upon the Company, the Warrant Trustee and the Warrantholders, subject to the prior written consent of each Principal Securities Exchange (to the extent required by the rules and regulations thereof).

(f)
If the Company will set a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights and will, thereafter and before the distribution to such shareholders of any such dividend, distribution, or subscription or purchase rights, legally abandon its plan to pay or deliver such dividend, distribution, or subscription or purchase rights, then no adjustment in the Exchange Basis will be required by reason of the setting of such record date.

(g)
In the absence of a resolution of the directors fixing a record date for a Rights Offering or Special Distribution, the Company will be deemed to have fixed as the record date therefor the date on which the Rights Offering or Special Distribution is effected.

(h)
As a condition precedent to the taking of any action which would require any adjustment in any of the subscription rights pursuant to any of the Warrants, including the Exchange Basis, the Company will take any corporate action which may, in the opinion of counsel, be necessary in order that the Company have unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares or other securities which all the holders of such Warrants are entitled to receive on the exercise of all the subscription rights attaching thereto in accordance with the provisions thereof.

(i)
In case the Company, after the date hereof, will take any action affecting any Common Shares, other than action described in section 2.12, which in the opinion of the directors acting reasonably and in good faith would materially affect the rights of Warrantholders, the Exchange Basis will be adjusted in such manner, if any, and at such time, as the directors, in their sole discretion acting reasonably and in good faith, may determine to be equitable in the circumstances, subject to the prior written consent of each Principal Securities Exchange (to the extent required by the rules and regulations thereof). Failure of the taking of action by the directors so as to provide for an adjustment in the Exchange Basis prior to the effective date of any action by the Company affecting the Common Shares will be conclusive evidence that the directors have determined that it is equitable to make no adjustment in the circumstances.

(j)	The Warrant Trustee will be entitled to rely on any adjustment calculations prepared by the Company or its auditors.

2.1.4         Postponement of Subscription

                    In any case where the application of section 2.12 results in an increase in the number of Subject Securities which are issuable upon the exercise of the Warrants taking effect immediately after the record date for a specific event, if any Warrant is exercised after that record date and prior to completion of the event, the Company may postpone the issuance to the holder of the Warrant of the Subject Securities to which he is entitled by reason of such adjustment but such Subject Securities will be so issued and delivered to that holder upon completion of that event, with the number of such Subject Securities calculated on the basis of the number of Subject Securities on the date that the Warrant was exercised adjusted for completion of that event and the Company will deliver to the person or persons in whose name or names the Subject Securities are to be issued an appropriate instrument evidencing the right of such person or persons to receive such Subject Securities and the right to receive any dividends or other distributions which, but for the provisions of this section 2.14, such person or persons would have been entitled to receive in respect of such Subject Securities from and after the date that the Warrant was exercised in respect thereof.

2.15 Notice of Adjustment

(a)	At least 21 days prior to the effective date or record date, as the case may be, of any event which requires or might require adjustment pursuant to section 2.12, the Company will:

(i)
file with the Warrant Trustee a certificate of the Company specifying the particulars of such event (including the record date or the effective date for such event) and, if determinable, the required adjustment and the computation of such adjustment; and

	(ii)	give notice to the Warrantholders of the particulars of such event (including the record date or the effective date for such event) and, if determinable, the required adjustment.

(b)	In case any adjustment for which a notice in subsection (a) of this section 2.15 has been given is not then determinable, the Company will promptly after such adjustment is determinable:

	(i)	file with the Warrant Trustee a computation of such adjustment; and

	(ii)	give notice to the Warrantholders of the adjustment.

(c)	The Warrant Trustee may, absent manifest error, rely upon certificates and other documents filed by the Company pursuant to this section for all purposes of the adjustment.

2.16         No Action after Notice

                    The Company covenants with the Warrant Trustee that it will not take any other corporate action which might deprive the holder of a Warrant of the opportunity of exercising the rights of acquisition pursuant thereto during the period of 21 days after the giving of the notice set forth in clause (ii) of subsection 2.15(a) and (b).

2.17         Optional Purchases by the Company

                    Subject to applicable law, the Company may, at any time and from time to time, purchase on any stock exchange, in the open market, by invitation for tender, by private contract or otherwise any of the Warrants, on such terms as the Company may determine. All Warrants purchased pursuant to the provisions of this section 2.17 will be forthwith delivered to, cancelled and destroyed by the Warrant Trustee and will not be reissued. If required by the Company, the Warrant Trustee will furnish the Company with a certificate as to such destruction.

2.18         Protection of Warrant Trustee

Subject to Article 8, the Warrant Trustee will not:

(a)
at any time be under any duty or responsibility to any registered holder of Warrants to determine whether any facts exist which may require any adjustment contemplated by this Article 2, nor to verify the nature and extent of any such adjustment when made or the method employed in making the same;

(b)	be accountable with respect to the validity or value or the kind or amount of any Subject Securities which may at any time be issued or delivered upon the exercise of the Warrants;

(c)
be responsible for any failure of the Company to issue, transfer or deliver the Subject Securities or certificates evidencing the same upon surrender of the Warrants for the purpose of exercising the rights or to comply with the provisions or covenants contained in this Article 2; or

(d)
incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Company of any of the representations, warranties or covenants of the Company or any acts or deeds of the agents or servants of the Company.

ARTICLE 3
EXERCISE OF WARRANTS

3.1         Method of Exercise of Warrants

(a)
Subject to subsection 3.1(d) and section 3.5, a Warrantholder may exercise the rights thereby conferred on him to acquire all or any part of the Subject Securities to which such Warrant entitles the holder, by surrendering the Warrant Certificate representing such Warrants to the Warrant Trustee at any time on or before the Time of Expiry during regular business hours at its principal offices in the cities of Vancouver or Toronto (or at such additional place or places as may be decided by the Company from time to time with the approval of the Warrant Trustee), with: (i) a duly completed and executed subscription form substantially in the form set out on the Warrant Certificate; and (ii) a certified cheque, bank draft or money order in lawful money of Canada payable to or to the order of the Warrant Trustee in an amount equal to the Warrant Exercise Price multiplied by the number of Subject Securities subscribed for. In the event that the payment of the Warrant Exercise Price received by the Warrant Trustee is in the form of uncertified or unguaranteed funds, the Warrant Trustee will be entitled to delay the time of payment of the Warrant Exercise Price to the Company and delivery of the certificate representing the Subject Securities so purchased by the Warrantholder until such uncertified or unguaranteed funds have cleared in the ordinary course of the financial institution upon which the same are drawn. A Warrant Certificate with the duly completed and executed subscription form and payment of the Warrant Exercise Price will be deemed to be surrendered only upon personal delivery thereof to or, if sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Trustee.

(b)
Any subscription referred to in subsection 3.1(a) will be signed by the Warrantholder, will specify the person(s) in whose name such Subject Securities are to be issued, the address(es) of such person(s) and the number of Subject Securities to be issued to each person, if more than one is so specified. If any of the Subject Securities subscribed for are to be issued to a person(s) other than the Warrantholder, the signatures set out in the subscription referred to in subsection 3.1(a) will be guaranteed by a Schedule I chartered bank, a major Canadian trust company, a member of the medallion guarantee program, a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) and the Warrantholder will pay to the Company or the Warrant Trustee all applicable transfer or similar taxes and the Company will not be required to issue or deliver certificates evidencing Subject Securities unless or until such Warrantholder will have paid to the Company or the Warrant Trustee on behalf of the Company the amount of such tax or will have established to the satisfaction of the Company that such tax has been paid or that no tax is due.

(c)
If at the time of exercise of the Warrants, in accordance with the provisions of subsection 3.1(a), there are any trading restrictions on the Subject Securities pursuant to applicable securities legislation or stock exchange requirements, the Company may upon the advice of counsel, endorse any certificates representing the Subject Securities to such effect.

(d)
Subject to subsection 3.1(e), (i) Warrants may not be exercised within the United States or by or on behalf of any U.S. Person; and (ii) no Subject Securities issued upon exercise of Warrants may be delivered to any address in the United States.

(e)
Notwithstanding subsection 3.1(d), (i) Warrants which bear the legend set forth in subsection 2.2(c) may be exercised in the United States or by or on behalf of a U.S. Person, and (ii) Subject Securities issued upon exercise of any such Warrants may be delivered to an address in the United States, provided that the person exercising the Warrants signs and delivers a letter substantially in the form attached hereto as Schedule ”D”.

(f)

Certificates representing Subject Securities issued upon the exercise of Warrants which bear the legend set forth in subsection 2.2(c) and which are issued and delivered pursuant to subsection 3.1(e) shall bear the following legend:

                    THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF NOVAGOLD RESOURCES INC. (THE “COMPANY”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, OR (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE SECURITIES ACT OR (2) RULE 144 UNDER THE SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. IF THE COMPANY IS A “FOREIGN ISSUER” WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE “GOOD DELIVERY”, MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND THE COMPANY, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

(g)
Certificates representing Subject Securities issued upon the exercise of Warrants which bear the legend set forth in subsection 2.2(d) shall not bear any legend for purposes of the U.S. Securities Act.

3.2         Disbursement of Monies

                    The Warrant Trustee will disburse monies to the Company according to this Indenture only to the extent that monies have been deposited with it.

3.3         Effect of Exercise of Warrants

(a)
Upon compliance by the Warrantholder with, and subject to the provisions of section 3.1, the Subject Securities subscribed for will be deemed to have been issued and the person to whom such Subject Securities are to be issued will be deemed to have become the holder of record of such Subject Securities on the Exercise Date unless the transfer registers of the Company for the Common Shares will be closed on such date, in which case the Subject Securities subscribed for will be deemed to have been issued and such person will be deemed to have become the holder of record of such Subject Securities on the date on which such transfer registers are reopened.

(b)	Funds in the total amount for the Warrants exercised will be forwarded to the Company within three Business Days after the exercise of the Warrants.

(c)
Within three Business Days following the due exercise of a Warrant pursuant to section 3.1, the Warrant Trustee will deliver to the Company a notice setting forth the particulars of all Warrants exercised, if any, and the persons in whose names the Subject Securities are to be issued and the addresses of such holders of the Subject Securities.

(d)
Within three Business Days following of the due exercise of a Warrant pursuant to section 3.1, the Warrant Trustee will mail to the person in whose name the Subject Securities so subscribed for are to be issued, as specified in the subscription form completed on the Warrant Certificate, at the address specified in such subscription, or, if so specified in such subscription, a certificate or certificates for the Subject Securities to which the Warrantholder is entitled and, if applicable, a Warrant Certificate representing any Warrants not then exercised.

3.4         Cancellation of Warrant Certificates

                    All Warrant Certificates properly surrendered to the Warrant Trustee pursuant to section 2.6, 2.10, 2.17 or 3.1 will be cancelled by the Warrant Trustee and the Warrant Trustee will record the cancellation of such Warrant Certificates on the register of holders maintained by the Warrant Trustee pursuant to section 2.8. The Warrant Trustee will, if required by the Company, furnish the Company with a certificate identifying the Warrant Certificates so cancelled. All Warrants represented by Warrant Certificates which have been duly cancelled will be without further force or effect whatsoever.

3.5         Subscription For Less Than Entitlement

                    The holder of any Warrant may subscribe for and purchase a whole number of Subject Securities which is less than the number which the holder is entitled to purchase pursuant to a surrendered Warrant Certificate. In such event, the holder thereof will be entitled to receive a new Warrant Certificate in respect of the balance of Subject Securities which such holder was entitled to purchase pursuant to the surrendered Warrant Certificate and which were not then purchased. Such new Warrant Certificate shall bear the same legend set forth in subsection 2.2(c) or 2.2(d) which the surrendered Warrant Certificate bears.

3.6         Expiration of Warrants

                    After the Time of Expiry, all rights under any Warrant in respect of which the right of subscription and purchase herein and therein provided for will not theretofore have been exercised will wholly cease and terminate and such Warrant will be void and of no effect.

3.7         No Fractional Shares

                    Notwithstanding anything herein contained, including any adjustment provided for in Article 2, the Company will not be required, upon the exercise of any Warrants, to issue fractional Subject Securities or to distribute certificates which evidence fractional Subject Securities. The Company will not pay any amount in cash in lieu of issuing fractional Common Shares.

ARTICLE 4
RIGHTS AND COVENANTS

4.1         General Covenants

                    The Company covenants with the Warrant Trustee that so long as any Warrants remain outstanding:

(a)	it will maintain its corporate existence and will carry on and conduct its business in accordance with good business practice;

(b)	it will reserve and there will remain unissued out of its authorized capital a sufficient number of Subject Securities to satisfy the rights of acquisition provided for herein;

(c)
it will cause the Subject Securities from time to time subscribed for pursuant to the Warrants in the manner herein provided and the certificates representing such Subject Securities to be duly issued and delivered in accordance with the Warrants and the terms hereof;

(d)
all Subject Securities which will be issued upon exercise of the right to acquire provided for herein upon payment of the Warrant Exercise Price, will be issued as fully paid and non-assessable and the holders thereof will not be liable to the Company or its creditors in respect thereof;

(e)	it will use all reasonable commercial efforts to maintain the listing of the Common Shares on the TSX and the Warrants on the TSX;

(f)
it will use all reasonable commercial efforts to maintain its status as a “foreign private issuer” within the meaning of Rule 3b-4 of the Securities Exchange Act of 1934, as amended, of the United States of America;

(g)
it will use all reasonable commercial efforts to maintain its status as a reporting issuer not in default under, and not be in default in any material respect of the applicable requirements of, the applicable securities laws of each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Prince Edward Island, Nova Scotia and Newfoundland and Labrador, from the date hereof up to and including the Time of Expiry;

(h)	it will perform all its covenants and carry out all of the acts or things to be done by it as provided in this Indenture; and

(i)
it will do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all other acts, deeds and assurances in law as the Warrant Trustee may reasonably require for the better accomplishing and effecting of the provisions and intention of this Indenture.

The Company and the Warrant Trustee acknowledge and agree that (i) none of the foregoing covenants will be interpreted or applied so as to prohibit or restrict or otherwise limit the Company’s ability, right and authority to undertake or implement one or more of the actions contemplated by sections 2.12 or 7.2; and (ii) the foregoing covenants will be interpreted and applied following each of such actions with reference to any successor to the Company and with reference to any securities into which the Common Shares and/or the Warrants may be changed or for which they may be exercisable as a result of such action or actions.

4.2         Warrant Trustee’s Remuneration and Expenses

                    The Company covenants that it will pay to the Warrant Trustee from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Warrant Trustee upon its request for all reasonable expenses and disbursements of the Warrant Trustee in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of its counsel and all other advisers, experts, accountants and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Warrant Trustee hereunder will be finally and fully performed, except any such expense or disbursement in connection with or related to or required to be made as a result of the gross negligence, wilful misconduct or fraud of the Warrant Trustee.

4.3         Performance of Covenants by Warrant Trustee

                    Subject to subsection 8.2(g), if the Company fails to perform any of its covenants contained in this Indenture and the Company has not rectified such failure within 15 Business Days after receiving written notice from the Warrant Trustee of such failure, the Warrant Trustee may notify the Warrantholders of such failure on the part of the Company or may itself perform any of the said covenants capable of being performed by it, but will be under no obligation to perform said covenants or to notify the Warrantholders of such performance by it.

                    All reasonable sums expended or disbursed by the Warrant Trustee in so doing will be repayable as provided in section 4.2. No such performance, expenditure or disbursement by the Warrant Trustee will be deemed to relieve the Company of any default hereunder or of its continuing obligations under the covenants herein contained.

ARTICLE 5
ENFORCEMENT

5.1         Suits by Warrantholders

                    All or any of the rights conferred upon a Warrantholder by the terms of the Warrants held by him and/or this Indenture may be enforced by such Warrantholder by appropriate legal proceedings, but subject to the rights which are hereby conferred upon the Warrant Trustee, and subject to the provisions of sections 5.2, 5.3 and 6.10

.5.2         Immunity of Shareholders, etc.

                    Subject to applicable law, the Warrant Trustee and, by the acceptance of the Warrant Certificates and as part of the consideration for the issue of the Warrants, the Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any person in his capacity as an incorporator or any past, present or future Shareholder or other security holder, director, officer, employee or agent of the Company for the creation and issue of the Subject Securities pursuant to any Warrant or on any covenant, agreement, representation or warranty by the Company herein or contained in the Warrant Certificates other than in respect of gross negligence or breach of fiduciary duty by any of the foregoing.

5.3         Limitation of Liability

                    The obligations hereunder are not personally binding upon, nor will resort hereunder be had to, the directors or Shareholders of the Company or any of the past, present or future directors or Shareholders of the Company or any of the past, present or future officers, employees or agents of the Company, but only the property of the Company will be bound in respect hereof.

ARTICLE 6
MEETINGS OF WARRANTHOLDERS

6.1         Right to Convene Meetings

                    The Warrant Trustee may, at any time and from time to time, and will on receipt of a written request of the Company or of a Warrantholders’ Request, convene a meeting of the Warrantholders provided that the Warrant Trustee has been provided with sufficient funds and is indemnified to its reasonable satisfaction by the Company or by the Warrantholders signing such Warrantholders’ Request against the costs, charges, expenses and liabilities which may be incurred in connection with the calling and holding of such meeting. If, within 15 Business Days after the receipt of a written request of the Company or a Warrantholders’ Request and indemnity given as aforesaid, the Warrant Trustee fails to give the requisite notice specified in section 6.2 to convene a meeting, the Company or such Warrantholders, as the case may be, may convene such meeting. Every such meeting will be held in the City of Vancouver or at such other place in Canada as may be approved or determined by the Warrant Trustee.

6.2         Notice

                    At least 21 days prior notice of any meeting of Warrantholders will be given to the Warrantholders in the manner provided for in section 10.2 and a copy of such notice will be delivered to the Warrant Trustee unless the meeting has been called by it, and to the Company unless the meeting has been called by it. Such notice will state the time and place of the meeting, the general nature of the business to be transacted and will contain such information as is reasonably necessary to enable the Warrantholders to make a reasoned decision on the matter, but it will not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 6. The notice convening any such meeting may be signed by an appropriate officer of the Warrant Trustee or of the Company or the person designated by such Warrantholders, as the case may be.

6.3         Chairman

                    The Warrant Trustee may nominate in writing an individual to be Chairman of the meeting and if no individual is so nominated, or if the individual so nominated is not present within 15 minutes after the time fixed for the holding of the meeting, the Warrantholders present in person or by proxy will appoint an individual present to be Chairman of the meeting. The Chairman of the meeting need not be a Warrantholder.

6.4         Quorum

                    Subject to the provisions of section 6.11, at any meeting of the Warrantholders a quorum will consist of two Warrantholders present in person or represented by proxy and representing at least 10% of the aggregate number of Subject Securities which may be acquired upon the exercise of all the then outstanding Warrants. If a quorum of the Warrantholders will not be present within one-half hour from the time fixed for holding any meeting, the meeting, if summoned by the Warrantholders or on a Warrantholders’ Request, will be dissolved; but in any other case the meeting will be adjourned to the same day in the next week (unless such day is not a Business Day in which case it will be adjourned to the next following Business Day) at the same time and place to the extent possible and, subject to the provisions of section 6.11, no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the notice calling the same. At the adjourned meeting the Warrantholders present in person or represented by proxy will form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not represent at least 10% of the aggregate number of Subject Securities which may be acquired upon the exercise of all the then outstanding Warrants then unexercised and outstanding. No business will be transacted at any meeting unless a quorum is present at the commencement of business.

6.5         Power to Adjourn

                    The Chairman of any meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn any such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

6.6         Show of Hands

                    Every question submitted to a meeting will be decided in the first place by a majority of the votes given on a show of hands except that votes on an Extraordinary Resolution will be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the Chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority will be conclusive evidence of the fact.

6.7         Poll and Voting

                    On every Extraordinary Resolution, and when demanded by the Chairman or by one or more of the Warrantholders acting in person or by proxy, on any other question submitted to a meeting and after a vote by show of hands, a poll will be taken in such manner as the Chairman will direct. Questions other than those required to be determined by Extraordinary Resolution will be decided by a majority of the votes cast on the poll. On a show of hands, every person who is present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders, or both, will have one vote. On a poll, each Warrantholder present in person or represented by a proxy duly appointed by instrument in writing will be entitled to one vote in respect of each whole Subject Security which he (or the Warrantholder appointing him as proxy) is entitled to acquire upon the exercise of the Warrant then held by him. A proxy need not be a Warrantholder. The Chairman of any meeting will be entitled, both on a show of hands and on a poll, to vote in respect of the Warrants, if any, held or represented by him.

6.8         Regulations

                    Subject to the provisions of this Indenture, the Warrant Trustee or the Company with the approval of the Warrant Trustee may from time to time make and from time to time vary such regulations as it will consider necessary or appropriate:

(a)
for the deposit of instruments appointing proxies at such place and time as the Warrant Trustee, the Company or the Warrantholders convening the meeting, as the case may be, may in the notice convening the meeting direct;

(b)
for the deposit of instruments appointing proxies at some approved place other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, cabled or telecopied before the meeting to the Company or to the Warrant Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(c)	for the form of the instrument of proxy; and

(d)	generally for the calling of meetings of Warrantholders and the conduct of business thereat including setting a record date for Warrantholders entitled to receive notice of or to vote at such meeting.

Any regulations so made will be binding and effective and the votes given in accordance therewith will be valid and will be counted. Save as such regulations may provide, the only persons who will be recognized at any meeting as a Warrantholder, or be entitled to vote or be present at the meeting in respect thereof (subject to section 6.9), will be Warrantholders or persons holding proxies of Warrantholders.

6.9         Company, Warrant Trustee and Counsel may be Represented

                    The Company and the Warrant Trustee, by their respective directors and officers, and the counsel for each of the Company, the Warrantholders and the Warrant Trustee may attend any meeting of the Warrantholders and speak thereat but will have no vote as such.

6.10        Powers Exercisable by Extraordinary Resolution

                    In addition to all other powers conferred upon them by any other provisions of this Indenture or by law, the Warrantholders at a meeting subject to the prior written consent of each Principal Securities Exchange (to the extent required by the rules and regulations thereof) will have the power, exercisable from time to time by Extraordinary Resolution:

(a)
to agree with the Company to any modification, alteration, compromise or arrangement of the rights of Warrantholders and/or the Warrant Trustee in its capacity as Warrant Trustee hereunder or on behalf of the Warrantholders against the Company, whether such rights arise under this Indenture or the Warrants or otherwise;

(b)	to amend or repeal any Extraordinary Resolution previously passed or sanctioned by the Warrantholders;

(c)
to direct or authorize the Warrant Trustee, subject to the receipt of funding and indemnity, to enforce any of the covenants on the part of the Company contained in this Indenture or the Warrants or to enforce any of the rights of the Warrantholders in any manner specified in such Extraordinary Resolution or to refrain from enforcing any such covenant or right;

(d)
to waive and direct the Warrant Trustee to waive any default on the part of the Company in complying with any provisions of this Indenture or the Warrants either unconditionally or upon any conditions specified in such Extraordinary Resolution;

(e)
to assent to any change in or omission from the provisions contained in this Indenture or the Warrant Certificates or any ancillary or supplemental instrument which is agreed to by the Company, and to authorize the Warrant Trustee to concur in and execute any ancillary or supplemental indenture embodying the change or omission;

(f)
to assent to a compromise or arrangement with a creditor or creditors or a class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Company;

(g)
to restrain any Warrantholder from taking or instituting any suit, action or proceeding against the Company for the enforcement of any of the covenants on the part of the Company contained in this Indenture or the Warrants or to enforce any of the rights of the Warrantholders; and

(h)
to direct any Warrantholder who, as such, has brought any suit, action or proceeding to stay or discontinue or otherwise deal with any such suit, action or proceeding, upon payment of the costs, charges and expenses reasonably and properly incurred by such Warrantholder in connection therewith.

6.11        Meaning of Extraordinary Resolution

(a)
The expression “Extraordinary Resolution” when used in this Indenture means, subject as hereinafter in this section 6.11 and in section 6.14 provided, a resolution proposed at a meeting of Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 6 at which there are Warrantholders present in person or represented by proxy representing at least 25% of the aggregate number of Subject Securities which may be acquired upon the exercise of all the then outstanding Warrants and passed by the affirmative votes of Warrantholders representing not less than 66 2/3% of the aggregate number of Subject Securities which may be acquired upon the exercise of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution.

(b)
If, at any meeting called for the purpose of passing an Extraordinary Resolution, Warrantholders representing at least 25% of the aggregate number of Subject Securities which may be acquired upon the exercise of all the then outstanding Warrants are not present in person or by proxy within one-half hour after the time appointed for the meeting, then the meeting, if convened by Warrantholders or on a Warrantholders’ Request, will be dissolved; but in any other case it will stand adjourned to such day, being not less than six or more than ten Business Days later, and to such place and time in Canada as may be appointed by the Chairman. Not less than three Business Days prior notice will be given of the time and place of such adjourned meeting in the manner provided in sections 10.1, 10.2 and 10.3. Such notice will state that at the adjourned meeting the Warrantholders present in person or represented by proxy will form a quorum but it will not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Warrantholders present in person or represented by proxy will form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 6.11(a) will be an Extraordinary Resolution within the meaning of this Indenture notwithstanding that Warrantholders representing at least 25% of the aggregate number of Subject Securities which may be acquired upon the exercise of all the then outstanding Warrants are not present in person or represented by proxy at such adjourned meeting.

(c)	Votes on an Extraordinary Resolution will always be given on a poll and no demand for a poll on an Extraordinary Resolution will be necessary.

6.12        Powers Cumulative

                    It is hereby declared and agreed that any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Warrantholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time will not be deemed to exhaust the right of the Warrantholders to exercise such powers or combination of powers then or thereafter from time to time.

6.13        Minutes

                    Minutes of all resolutions and proceedings at every meeting of Warrantholders will be made and duly entered in books to be from time to time provided for that purpose by the Warrant Trustee at the reasonable expense of the Company, and any such minutes as aforesaid, if signed by the Chairman of the meeting at which such resolutions were passed or proceedings held, or by the Chairman of the next succeeding meeting of the Warrantholders, will be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes will have been made will be deemed to have been duly, convened and held, and all resolutions passed thereat or proceedings taken will be deemed to have been duly passed and taken.

6.14        Instruments in Writing

                    All actions which may be taken and all powers that may be exercised by the Warrantholders at a meeting held as provided in this Article 6 also may be taken and exercised by Warrantholders representing, in the case of such actions and powers not requiring an Extraordinary Resolution, at least 51%, and, in the case of such actions and powers requiring an Extraordinary Resolution, at least 66 2/3% of the aggregate number of Subject Securities issuable upon the exercise of all the then outstanding Warrants by an instrument in writing signed in one or more counterparts by such Warrantholders in person or by attorney duly appointed in writing, and the expression “Extraordinary Resolution” when used in this Indenture will include an instrument so signed.

6.15        Binding Effect of Resolutions

                    Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 6 at a meeting of Warrantholders will be binding upon all the Warrantholders, whether present at or absent from such meeting, and every instrument in writing signed by Warrantholders in accordance with section 6.14 will be binding upon all the Warrantholders, whether signatories thereto or not, and each and every Warrantholder and the Warrant Trustee (subject to the provisions for indemnity herein contained) will be bound to give effect accordingly to every such resolution and instrument in writing. In the case of an instrument in writing, the Warrant Trustee will give notice in the manner contemplated in sections 10.1 and 10.2 of the effect of the instrument in writing to all Warrantholders and the Company as soon as is reasonably practicable.

6.16        Holdings by the Company or Subsidiaries of the Company Disregarded

                    In determining whether Warrantholders (or their proxies) are present at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, Extraordinary Resolution, Warrantholders’ Request or other action under this Indenture, Warrants owned legally or beneficially by the Company or any associate or affiliate (as those terms are defined in, respectively, the Securities Act (Nova Scotia) and the Companies Act (Nova Scotia) of the Company will be disregarded.

ARTICLE 7
SUPPLEMENTAL INDENTURES

7.1         Supplemental Indentures

                    From time to time the Company and the Warrant Trustee may, subject to the provisions of this Indenture, and subject to the prior written consent of each Principal Securities Exchange (to the extent required by the rules and regulations thereof) and they will, when so directed by this Indenture, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter will form part hereof, for any one or more or all of the following purposes:

(a)	setting forth adjustments in the application of Article 2;

(b)
adding to the provisions hereof such additional covenants and enforcement provisions as in the opinion of counsel are necessary or advisable, provided that the same are not in the opinion of the Warrant Trustee, relying on the opinion of counsel, prejudicial to the interests of the Warrantholders as a group;

(c)	giving effect to any Extraordinary Resolution passed as provided in Article 6;

(d)
making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder provided that such provisions are not, in the opinion of the Warrant Trustee, relying on the opinion of counsel, prejudicial to the interests of the Warrantholders as a group;

(e)
adding to or amending the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrants, and making any modification in the forms of the Warrant Certificate which does not affect the substance thereof;

(f)
making any additions to, deletions from or alterations of the provisions of this Indenture which, in the opinion of the Warrant Trustee relying on the opinion of counsel, do not materially and adversely affect the interests of the Warrantholders and are necessary or advisable in order to incorporate, reflect or comply with any Applicable Legislation;

(g)
modifying any of the provisions of this Indenture or relieving the Company from any of the obligations, conditions or restrictions herein contained, provided that no such modification or relief shall be or become operative or effective if in the opinion of the Warrant Trustee, based on the opinion of counsel, the modification or relief impairs any of the rights of the Warrantholders provided hereunder, or of the Warrant Trustee, and provided that the Warrant Trustee may in its uncontrolled discretion decline to enter into any supplemental indenture which in its opinion may not afford adequate protection to the Warrant Trustee when the same shall become operative;

(h)
evidencing any succession, or successive successions, of other bodies corporate to the Company and the assumption by any successor of the obligations of the Company herein and in the Warrant Certificates as provided hereafter in this Article Seven; and

(i)
for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors or omissions herein, provided that, in the opinion of the Warrant Trustee, relying on the opinion of counsel, the rights of the Warrant Trustee and of the Warrantholders as a group are not prejudiced thereby;

provided, however, that no amendment may be made to this Warrant Indenture by supplement or otherwise, without the prior written consent of each Principal Securities Exchange (to the extent required by the rules and regulations thereof).

7.2         Successor Companies

                    In the case of the consolidation, amalgamation, plan of arrangement, merger or transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation (“Successor Corporation”), forthwith following the occurrence of such event the successor corporation resulting from such consolidation, amalgamation, plan of arrangement, merger or transfer (if not the Company) will expressly assume, by supplemental indenture satisfactory in form to the Warrant Trustee and executed and delivered to the Warrant Trustee, the due and punctual performance and observance of each and every covenant and condition of this Indenture to be performed and observed by the Company.

ARTICLE 8
CONCERNING THE WARRANT TRUSTEE

8.1         Trust Indenture Legislation

(a)
In this Article, the term “Applicable Legislation” means the provisions of any statute of Canada or a province thereof and of regulations under any such named or other statute relating to trust indentures and/or to the rights, duties and obligations of trustees and of corporations under trust indentures, to the extent that such provisions are at the time in force and applicable to this Indenture.

(b)	If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, such mandatory requirement will prevail.

(c)
The Company and the Warrant Trustee agree that each will at all times in relation to this Indenture and any action to be taken hereunder observe and comply with and be entitled to the benefit of Applicable Legislation.

8.2         Rights and Duties of Warrant Trustee

(a)
In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Warrant Trustee will act honestly and in good faith with a view to the best interests of the Warrantholders and will exercise the degree of care, diligence and skill that a reasonably prudent Warrant Trustee would exercise in comparable circumstances. No provision of this Indenture will be construed to relieve the Warrant Trustee from, or require any other person to indemnify the Warrant Trustee against liability for its own negligence, wilful misconduct or fraud.

(b)
Subject only to subsection 8.2(a), the Warrant Trustee will not be bound to do or take any act, action or proceeding for the enforcement of any of the obligations of the Company under this Indenture unless and until it has received a Warrantholders’ Request specifying the act, action or proceeding which the Warrant Trustee is requested to take. The obligation of the Warrant Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Trustee or the Warrantholders hereunder will be conditional upon the Warrantholders furnishing, when required by notice in writing by the Warrant Trustee, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Trustee and its counsel to protect and hold harmless the Warrant Trustee and its officers, directors, employees and agents against the costs, charges, expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture will require the Warrant Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

(c)
The Warrant Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Warrantholders, at whose instance it is acting, to deposit with the Warrant Trustee the Warrants held by them, for which Warrants the Warrant Trustee will issue receipts.

(d)
Every provision of this Indenture that by its terms relieves the Warrant Trustee of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of Applicable Legislation, of this section 8.2 and of section 8.3.

(e)
The Warrant Trustee will retain the right not to act and will not be held liable for refusing to act unless it has received clear and reasonable documentation which complies with the terms of this Indenture. Such documentation must not require the exercise of any discretion or independent judgment.

(f)
In the event of any disagreement arising regarding the terms of this Indenture, the Warrant Trustee will be entitled, at its option, to refuse to comply with any demands whatsoever until the dispute is settled either by written agreement amongst the various parties or by a court of competent jurisdiction.

(g)
The Warrant Trustee will not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereunder unless and until it has been required to do so under the terms hereof; nor will the Warrant Trustee be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice will specifically set out the default desired to be brought to the attention of the Warrant Trustee and in the absence of such notice the Warrant Trustee may for all purposes of this Indenture conclusively assume that no default has occurred or been made in the performance or observance of the representations, warranties and covenants, agreements or conditions herein contained. Any such notice will in no way limit any discretion herein given to the Warrant Trustee to determine whether or not the Warrant Trustee will take action with respect to any default.

(h)	In this Indenture, whenever confirmations or instructions are required to be given to the Warrant Trustee, in order to be valid, such confirmations and instructions will be in writing.

8.3         Evidence, Experts and Advisers

(a)
In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Company will furnish to the Warrant Trustee such additional evidence of compliance with any provision hereof in such form as may be prescribed by Applicable Legislation, or as the Warrant Trustee may reasonably require by written notice to the Company.

(b)
In the exercise of its rights and duties hereunder, the Warrant Trustee may, if it is acting in good faith, rely as to the truth of the statements, the due execution and the accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports, written requests, consents, or orders of the Company, certificates of the Company or other evidence furnished to the Warrant Trustee, provided that such evidence complies with Applicable Legislation and the Warrant Trustee examines the same and determines that such evidence complies with the applicable requirements of this Indenture.

(c)
Whenever Applicable Legislation requires that evidence referred to in subsection 8.3(a) be in the form of a statutory declaration, the Warrant Trustee may accept such statutory declaration in lieu of a certificate of the Company required by any provision hereof. Any such statutory declaration may be made by one or more of the Chairman and Chief Executive Officer, President and Chief Operating Officer, any Vice-President, Chief Financial Officer or Controller and Corporate Secretary of the Company.

(d)
The Warrant Trustee may employ or retain such counsel, accountants or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder, may act on and rely upon the advice or opinions so obtained and may pay reasonable remuneration for all services so performed by any of them, and will not be responsible for any misconduct on the part of any such experts or advisers who have been appointed with due care by the Warrant Trustee. The costs of obtaining such advice will be payable by the Company as part of the fees of the Warrant Trustee.

8.4         Documents, Monies, etc. Held by Warrant Trustee

                    Any monies, securities, documents of title or other instruments that may at any time be held by the Warrant Trustee subject to the trusts hereof may be placed in the deposit vaults of the Warrant Trustee or of any Schedule I chartered bank or deposited for safekeeping with any such bank or the Warrant Trustee. Unless herein otherwise expressly provided any monies so held, pending the application or withdrawal thereof under any provisions of this Indenture, may be deposited in the name of the Warrant Trustee in any Schedule I chartered bank or the Warrant Trustee’s deposit department, at the rate of interest (if any) then current on similar deposits or may be deposited in such institutions or invested in such securities as the Company may consent to. All interest or other income received by the Warrant Trustee in respect of such deposits and investments will belong to the Company.

8.5         Actions by Warrant Trustee to Protect Interests

                    Subject to the provisions of this Indenture and Applicable Legislation, the Warrant Trustee will have the power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Warrantholders.

8.6         Warrant Trustee Not Required to Give Security

                    The Warrant Trustee will not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise.

8.7        Protection of Warrant Trustee

                    By way of supplement to the provisions of any law for the time being relating to trustees, it is expressly declared and agreed as follows:

(a)
The Warrant Trustee will not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Warrants (except the representation contained in sections 8.9 and 8.12 or in the certificate of the Warrant Trustee on the Warrants) or be required to verify the same.

(b)
Nothing herein contained will impose any obligation on the Warrant Trustee to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto.

(c)	The Warrant Trustee will not be bound to give notice to any person of the execution hereof.

(d)
The Warrant Trustee will not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Company of any of the covenants herein contained or of any acts of any directors, officers, employees, agents or servants of the Company.

(e)
The Company hereby indemnifies and saves harmless the Warrant Trustee and its officers, directors, employees or agents to, from and against any and all liabilities, losses, costs, claims, actions or demands, including reasonable legal or adviser fees and disbursements, whatsoever which may be brought against the Warrant Trustee or which it may suffer or incur as a result or arising out of the performance of its duties and obligations under this Indenture, save only in the event of negligence or wilful misconduct of the Warrant Trustee and its officers, directors, employees or agents. It is understood and agreed that this indemnification will survive the termination of this Indenture; and the removal or resignation of the Warrant Trustee.

(f)
Should the Warrant Trustee have any inquiries with respect to legending procedures on the Warrant Certificates, the Warrant Trustee shall be entitled to seek written direction from the Company or its legal counsel which determination shall be conclusive.

8.8         Replacement of Warrant Trustee; Successor by Merger

(a)
The Warrant Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Company not less than 45 days prior notice in writing or such shorter prior notice as the Company may accept as sufficient. The Warrantholders by Extraordinary Resolution will have the power at any time to remove the existing Warrant Trustee and to appoint a new Warrant Trustee. In the event of the Warrant Trustee resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Company will forthwith appoint a new Warrant Trustee unless a new Warrant Trustee has already been appointed by the Warrantholders; failing such appointment by the Company, the retiring Warrant Trustee or any Warrantholder may apply to a justice of the British Columbia Supreme Court at the Company’s expense, on such notice as such justice may direct, for the appointment of a new Warrant Trustee; but any new Warrant Trustee so appointed by the Company or by the Court will be subject to removal as aforesaid by the Warrantholders. Any new Warrant Trustee appointed under any provision of this section 8.8 will be a corporation authorized to carry on the business of a trust company in the Province of British Columbia and, if required by Applicable Legislation of any other province, in such other province. On any such appointment the new Warrant Trustee will be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Trustee without any further assurance, conveyance, act or deed; but there will be immediately executed, at the expense of the Company, all such conveyances or other instruments as may, in the opinion of counsel, be necessary or advisable for the purpose of assuring the same to the new Warrant Trustee, provided that any resignation or removal of the Warrant Trustee and appointment of a successor Warrant Trustee will not become effective until the successor Warrant Trustee will have executed an appropriate instrument accepting such appointment and, at the request of the Company, the predecessor Warrant Trustee, upon payment of its outstanding remuneration and expenses, will execute and deliver to the successor Warrant Trustee an appropriate instrument transferring to such successor Warrant Trustee all rights and powers of the Warrant Trustee hereunder and all securities, documents of title and other instruments and all monies and properties held by the Warrant Trustee hereunder.

(b)	Upon the appointment of a successor Warrant Trustee, the Company will promptly notify the Warrantholders thereof in the manner provided for in section 10.2.

(c)
Any corporation into or with which the Warrant Trustee may be merged or consolidated or amalgamated, or any corporation succeeding to the corporate trust business of the Warrant Trustee, will be the successor to the Warrant Trustee hereunder without any further act on its part or of any of the parties hereto, provided that such corporation would be eligible for appointment as a new Warrant Trustee under subsection 8.8(a).

(d)	Any Warrants certified but not delivered by a predecessor Warrant Trustee may be certified by the successor Warrant Trustee in the name of the predecessor or successor Warrant Trustee.

8.9         Conflict of Interest

(a)
The Warrant Trustee represents to the Company that at the time of execution and delivery hereof no material conflict of interest exists in the Warrant Trustee’s role as a fiduciary hereunder and agrees that in the event of a material conflict of interest arising hereafter it will, within 90 days after ascertaining that it has such a material conflict of interest, either eliminate the same or resign its trust hereunder to a successor Warrant Trustee approved by the Company. If any such material conflict of interest exists or hereafter will exist, the validity and enforceability of this Indenture and the Warrants will not be affected in any manner whatsoever by reason thereof.

(b)
Subject to subsection 8.9(a), the Warrant Trustee, in its personal or any other capacity, may buy, lend upon and deal in securities of the Company and generally may contract and enter into financial transactions with the Company or any subsidiary of the Company without being liable to account for any profit made thereby.

8.10        Acceptance of Trusts

                    The Warrant Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth, and to hold all rights, interests and benefits contained herein for and on behalf of those persons who become Warrantholders from time to time.

8.11        Warrant Trustee Not to be Appointed Receiver

                    The Warrant Trustee and any person related to the Warrant Trustee will not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Company.

8.12        Authorization to Carry on Business

                    The Warrant Trustee represents to the Company that it is duly authorized and qualified to carry on the business of a trust company in each of the provinces of Canada.

8.13        Warrant Trustee Not Responsible for Ensuring Compliance

                    Notwithstanding any other provision in this Indenture, the Warrant Trustee will not be responsible for ensuring compliance by the Warrantholders with the securities laws or regulations of the United States or any other jurisdictions.

8.14        Compliance with Money Laundering Legislation

                    The Warrant Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Trustee reasonably determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Warrant Trustee reasonably determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to the Company, provided: (i) that the Warrant Trustee’s written notice shall describe the circumstances of such non-compliance; and

(ii) that if such circumstances are rectified to the Warrant Trustee’s satisfaction within such 10 day period, then such resignation shall not be effective.

ARTICLE 9
FORM OF WARRANTS

9.1         Form of Warrant Certificate

                    The form of Warrant Certificate referred to in subsection 2.2(a) will be substantially in the form attached hereto as Schedule “A”.

9.2         Subscription Form for Warrant Certificate

                    There will be attached to the Warrant Certificates a subscription form substantially in the form attached hereto as Schedule ”B”.

ARTICLE 10
GENERAL

10.1         Notice to the Company and the Warrant Trustee

(a)
Unless herein otherwise expressly provided, any notice to be given hereunder to the Company or the Warrant Trustee will be deemed to be validly given if delivered, if sent by registered letter, postage prepaid or facsimile:

(i)

if to the Company:

NovaGold Resources Inc.
PO Box 49215, Four Bentall Centre
#3454 - 1055 Dunsmuir Street
Vancouver BC V7X 1K8

Attention: Chief Financial Officer
Fax: (604) 669-6272

with a copy to:

Patterson Palmer
5151 George Street, Suite 1600
Halifax NS B3J 2N9

Attention: Janice A. Stairs
Fax: (902) 429-5215

(ii)

if to the Warrant Trustee:

Computershare Trust Company of Canada
5th Floor, 1465 Brenton Street
Halifax NS B3J 3S9

Attention: Manager, Corporate Trust
Fax: (902) 420-2764

and any such notice delivered in accordance with the foregoing will be deemed to have been received on the date of delivery if that date is a Business Day or the Business Day following the date of delivery if such date is not a Business Day or, if mailed, on the fifth Business Day following the date of the postmark on such notice.

(b)
The Company or the Warrant Trustee, as the case may be, may from time to time notify the other in the manner provided in subsection 10.1(a) of a change of address which, from the effective date of such notice and until changed by like notice, will be the address of the Company or the Warrant Trustee, as the case may be, for all purposes of this Indenture. A copy of any notice of change of address given pursuant to this subsection 10.1(b) will be available for inspection at the principal corporate trust offices of the Warrant Trustee in the Cities of Vancouver, British Columbia, and Toronto, Ontario, by Warrantholders during normal business hours.

10.2        Notice to the Warrantholders

                    Any notice to the Warrantholders under the provisions of this Indenture will be deemed to be validly given if the notice is sent by prepaid mail or is delivered by hand to the holders at their addresses appearing in the register of holders and, subject to the Warrant Trustee having received, in its discretion, payment in advance of any expense associated therewith, is published once in the Report on Business section in the national edition of the Globe & Mail newspaper or, if there is a disruption of circulation of that newspaper, once in newspapers in the English language of general circulation and approved by the Warrant Trustee in each of the cities of Vancouver, Calgary and Toronto and once in a newspaper in the French language of general circulation and approved by the Warrant Trustee in the City of Montreal. Any notice so delivered will be deemed to have been received on the later of the date of delivery and the date of such publication, if that date is a Business Day or the Business Day following the date of delivery if such date is not a Business Day or, if mailed, on the fifth Business Day following the date of mailing. Accidental error or omission in giving notice or accidental failure to give notice to any Warrantholder will not invalidate any action or proceeding founded thereon.

10.3        Mail Service Interruption

                    If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Warrant Trustee or the Company would reasonably be unlikely to reach its destination in the ordinary course of mail, such notice will be valid and effective only if delivered to an officer of the party to which it is addressed or if sent to such party, at the appropriate address in accordance with section 10.1, by facsimile transmission or other means of prepaid transmitted or recorded communication.

10.4        Time of the Essence

                    Time will be of the essence in all respects in this Indenture and the Warrants.

10.5        Counterparts and Formal Date

                    This Indenture may be executed in several counterparts (including counterparts by facsimile), each of which when so executed will be deemed to be an original and such counterparts together will constitute one and the same instrument and notwithstanding their date of execution will be deemed to be dated as of October 1, 2003.

10.6        Satisfaction and Discharge of Indenture

                    Upon the earlier of (i) the date by which there will have been delivered to the Warrant Trustee for exercise or destruction in accordance with the provisions hereof of all Warrants theretofore certified hereunder; or (ii) the Time of Expiry, this Indenture, except to the extent that Common Shares and certificates therefor have not been issued and delivered hereunder or the Company has not performed any of its obligations hereunder, will cease to be of further effect in respect of the Company. The Warrant Trustee, on written demand of and at the cost and expense of the Company, and upon delivery to the Warrant Trustee of a certificate of the Company stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with and upon payment to the Warrant Trustee of the expenses, fees and other remuneration payable to the Warrant Trustee, will execute proper instruments acknowledging satisfaction of and discharging this Indenture; provided that if the Warrant Trustee has not then performed any of its obligations hereunder any such satisfaction and discharge of the Company’s obligations hereunder will not affect or diminish the rights of any Warrantholder or the Company against the Warrant Trustee.

10.7        Provisions of Indenture and Warrants for the Sole Benefit of Parties and Warrantholders

                    Except as provided in sections 5.2 and 5.3, nothing in this Indenture or the Warrants, expressed or implied, will give or be construed to give to any person other than the parties hereto and the holders from time to time of the Warrants any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

10.8        Inspection of Warrant Indenture

                    A copy of this Indenture will be available for inspection by Warrantholders at the principal offices of the Warrant Trustee in Vancouver, British Columbia and Toronto, Ontario.

10.9        Indenture to Prevail

                    To the extent of any discrepancy or inconsistency between the terms and conditions of this Indenture and the Warrant Certificate, the terms of this Indenture will prevail.

                    IN WITNESS WHEREOF the parties hereto have executed this Indenture under the hands of their proper officers in that behalf.

NOVAGOLD RESOURCES INC.

By:
RICK VAN NIEUWENHUYSE
President and Chief Executive Officer

By:
R.J. (DON) MACDONALD
Chief Financial Officer

COMPUTERSHARE TRUST
COMPANY OF CANADA

By:
Authorized Signatory

By:
Authorized Signatory

SCHEDULE “A”
WARRANT CERTIFICATE

[Legend for U.S. Persons or persons in the United States]
THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF NOVAGOLD RESOURCES INC. (THE “COMPANY”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, OR (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

[Legend for persons other than U.S. Persons or persons in the United States]
THE WARRANTS REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON THE EXERCISE OF THE WARRANTS REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THE WARRANTS REPRESENTED HEREBY MAY NOT BE TRANSFERRED TO, OR EXERCISED BY, ANY U.S. PERSON, BY ANY PERSON IN THE UNITED STATES OR BY ANY PERSON FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES. AS USED HEREIN, THE TERMS “UNITED STATES” AND “U.S. PERSON” HAVE THE MEANINGS ASCRIBED TO THEM IN REGULATION S UNDER THE U.S. SECURITIES ACT.

THE SHARE PURCHASE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE ON OR BEFORE 4:30 P.M. (PACIFIC DAYLIGHT SAVINGS TIME) ON OCTOBER 1, 2008, AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY WILL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OR EFFECT.

Number: _______	CUSIP No. _______

ONE (1) WARRANT AND CDN$7.00 ARE REQUIRED TO SUBSCRIBE FOR ONE (1) COMMON SHARE.	______________________WARRANTS TO PURCHASE COMMON SHARES OF NOVAGOLD RESOURCES INC.

COMMON SHARE PURCHASE WARRANTS OF
NOVAGOLD RESOURCES INC.
(incorporated under the laws of Nova Scotia)

THIS IS TO CERTIFY THAT

[	]

for value received, the holder hereof (herein called the “holder”) is entitled at any time on or before 4:30 p.m. (Pacific Daylight Savings Time) on October 1, 2008 (the “Time of Expiry”) to acquire, subject to adjustment in certain events, the number of common shares (“Common Shares”) specified above of NovaGold Resources Inc. (the “Company”), as presently constituted, by surrendering to Computershare Trust Company of Canada (the “Warrant Trustee”) at its principal offices in Vancouver or Toronto, this Warrant Certificate with a subscription in the form of the attached Subscription Form duly completed and executed and accompanied by payment of Cdn.$7.00 per Common Share, subject to adjustment in certain events, (the “Warrant Exercise Price”) by certified cheque, bank draft or money order in lawful money of Canada payable to or to the order of Computershare Trust Company of Canada at par at either of the offices of the Warrant Trustee listed on the attached subscription form. The holder of this Warrant Certificate may purchase less than the number of Common Shares which he is entitled to purchase on the exercise of the Warrants represented by this certificate, in which event a new Warrant Certificate representing the Warrants not then exercised will be issued to the holder.

Upon acceptance hereof, the holder hereby expressly waives the right to receive any fractional Common Shares upon the exercise hereof in full or in part and further waives the right to receive any cash or other consideration in lieu thereof. The Warrants represented by this certificate will be deemed to have been surrendered, and payment of by certified cheque, bank draft or money order will be deemed to have been made, only upon personal delivery thereof or, if sent by post or other means of transmission, upon actual receipt thereof by the Warrant Trustee at its principal offices in Vancouver or Toronto.

Upon due exercise of the Warrants represented by this certificate (including surrender of this Warrant Certificate) and payment of the Warrant Exercise Price, the Company will cause to be issued to the person(s) in whose name(s) the Common Shares so subscribed for are requested to be issued (provided that if the Common Shares are to be issued to a person other than the registered holder of this Warrant Certificate, the holder’s signature on the Subscription Form herein will be guaranteed by a Schedule I chartered bank, by a major Canadian trust company, a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program, a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) and the holder will pay to the Company or the Warrant Trustee all applicable transfer or similar taxes and the Company will not be required to issue or deliver certificates evidencing the Common Shares unless or until the holder will have paid the Company or the Warrant Trustee the amount of such tax or will have satisfied to the satisfaction of the Company that such tax has been paid or that no tax is due) the number of Common Shares to be issued to such person(s). Such person(s) will become a holder in respect of such Common Shares with effect from the date of such exercise. Upon due exercise of the Warrants, the Warrant Trustee will issue a certificate(s) representing such Common Shares within three Business Days (as such term is defined in the Warrant Indenture) after due exercise of the Warrants represented by this certificate.

Each Warrant will entitle the holder thereof to purchase one Common Share at the Warrant Exercise Price at any time on or before the Time of Expiry, subject to adjustment in certain events. No exercise of a part or portion of one whole Warrant will be permitted.

This Warrant certificate represents Warrants of the Company issued or issuable under the provisions of a Warrant Indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the “Warrant Indenture”) dated as of October 1, 2003 between the Company and the Warrant Trustee which contains particulars of the rights of the holders of the Warrants and the Company and of the Warrant Trustee in respect thereof and the terms and conditions upon which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder of this Warrant Certificate by acceptance hereof assents. A copy of the Warrant Indenture will be available for inspection at the principal offices of the Warrant Trustee in Vancouver and Toronto.

The Warrant Indenture provides for adjustment in the number of Common Shares to be delivered upon exercise of the right of purchase hereby granted and to the exercise price in certain events therein set forth.

The Warrant Indenture contains provisions making binding upon all holders of Warrants outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by the Warrantholders entitled to acquire upon the exercise of the Warrants a specified percentage of the Common Shares.

Subject to applicable law, by the acceptance of this Warrant Certificate and as part of the consideration for the issue of the Warrants, the Warrantholder hereby waives and releases any right, cause of action or remedy now or hereafter existing in any jurisdiction against any person in his capacity as an incorporator or any past, present or future shareholder or other security holder, director, officer, employee or agent of the Company for the creation and issue of the Common Shares pursuant to the exercise of any Warrant or on any covenant, agreement, representation or warranty by the Company herein or contained in the Warrant Indenture other than in respect of gross negligence or breach of fiduciary duty by any of the foregoing.

The Warrants and the Warrant Indenture will be governed by and performed, construed and enforced in accordance with the laws of the Province of Nova Scotia, Canada and will be treated in all respects as Nova Scotia contracts. Time will be of the essence hereof and of the Warrant Indenture.

The Company may from time to time at any time prior to the Time of Expiry purchase any of the Warrants in the market, by private agreement or otherwise on such terms and conditions and at such price as the Company may in its sole discretion determine, subject to compliance with applicable law. Any Warrants so purchased will be cancelled.

This Warrant Certificate will not be valid for any purpose until it has been certified by or on behalf of the Warrant Trustee for the time being under the Warrant Indenture.

IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be signed by its duly authorized officer as of this ______ day of
________________ , 200___.

NOVAGOLD RESOURCES INC.

By: ____________________________________________	By: ____________________________________________
Authorized Signing Officer	Authorized Signing Officer

This Warrant Certificate represents Warrants referred to in the Warrant Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

By: ____________________________________________
      Authorized Signing Officer

     SCHEDULE “B”
SUBSCRIPTION FORM

TO:	NOVAGOLD RESOURCES INC.	OR:	NOVAGOLD RESOURCES INC.
	c/o Computershare Trust Company of Canada		c/o Computershare Trust Company of
	4th Floor, 510 Burrard Street		Canada
	Vancouver, BC		100 University Avenue
	V6C 3B9		Toronto, Ontario
M5J 2Y1
Attention: Securities Flow
Attention: Securities Flow

The undersigned holder of the within Warrants hereby irrevocably subscribes for the number of Common Shares of NovaGold Resources Inc. at the Warrant Exercise Price referred to in the attached Warrant Certificate on the terms and conditions set forth in such certificate and the Warrant Indenture and encloses herewith a certified cheque, bank draft or money order payable at par in the cities of Vancouver or Toronto to the order of the Computershare Trust Company of Canada in payment in full of the subscription price of the Common Shares hereby subscribed for.

The undersigned hereby directs that the said Common Shares be issued as follows:

NAME(S) IN FULL	ADDRESS(ES)	NUMBER OF COMMON SHARES

(Please print. If securities are issued to a person other than the registered holder of the Warrant Certificate, the holder must pay to the Warrant Trustee all exigible taxes and the signature of the holder must be guaranteed by a Schedule I chartered bank, a major Canadian trust company, a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program, a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP)).

DATED the ___ day of ____________ , ____.

[     ] Please check this box if the securities are to be delivered at the office where these Warrants are surrendered, failing which the securities will be mailed.

The undersigned hereby certifies that the undersigned is not a U.S. Person or a person in the United States, and is not acquiring any of the Common Shares issuable upon the exercise of the Warrants for the account or benefit of a U.S. Person or a person in the United States, other than the Original U.S. Purchaser, and none of the persons listed above is a U.S. Person or a person in the United States, unless such person is the Original U.S. Purchaser. In addition to this exercise form, an Original U.S. Purchaser must also provide an executed letter, substantially in the form attached as Schedule “D” to the Warrant Indenture, a copy of which is available upon request from the Warrant Trustee or NovaGold Resources Inc. For purposes hereof “United States” and “U.S. Person” shall have the meanings given to such terms in Regulation S under United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and

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“Original U.S. Purchaser” means the qualified institutional buyer within the meaning of Rule 144A under the Securities Act who first purchased the Warrants pursuant to the Warrant Indenture dated October 1, 2003.

B-2

SCHEDULE “C”
FORM OF DECLARATION FOR CHANGE OF LEGEND

TO:	Computershare Trust Company of Canada
as registrar and transfer agent for Common Shares and Warrants of NovaGold Resources Inc.
Toronto, Ontario

The undersigned (a) acknowledges that the sale of the securities of NovaGold Resources Inc. (the “Company”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the “1933 Act”) and (b) certifies that (1) it is not an affiliate of the Company (as defined in Rule 405 under the 1933 Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange or the TSX Venture Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the 1933 Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the 1933 Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them by Regulation S.

Dated: ____________________________________	By: ____________________________________
Name:
Title:

C-1

SCHEDULE “D”
FORM OF LETTER TO BE DELIVERED BY ORIGINAL U.S. PURCHASER
UPON EXERCISE OF WARRANTS

NovaGold Resources Inc.
Four Bentall Center
#3454 – 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1K8
Attention: Chief Financial Officer

- and to -

Computershare Trust Company of Canada
      as Warrant Trustee
5th Floor, 1465 Brenton Street
Halifax, Nova Scotia
B3J 3S
Attention: Manager, Corporate Trust

Dear Sirs:

                    We are delivering this letter in connection with the purchase of common shares (the “Shares”) of NovaGold Resources Inc. (the “Company”), a corporation existing under the laws of Nova Scotia, upon the exercise of warrants of the Company (“Warrants”), issued under the warrant indenture dated as of October 1, 2003 between the Company and Computershare Trust Company of Canada.

                     We hereby confirm that:

       (a)        we are an institutional “accredited investor” within the meaning of Rule 501 (a)(1),(2),(3) or (7) of Regulation D under the United States Securities Act of 1933 (the “U.S. Securities Act”);

        (b)        we are purchasing the Shares for our own account;

        (c)        we have such knowledge and experience in financial and business matters that we are capable of evaluating the merits and risks of purchasing the Shares;

        (d)        we are not acquiring the Shares with a view to distribution thereof or with any present intention of offering or selling any of the Shares, except (A) to the Company, (B) outside the United States in accordance with Rule 904 under the U.S. Securities Act or (C) inside the United States (1) in accordance with Rule 144A under the U.S. Securities Act and in compliance with applicable state securities laws or (2) in accordance with Rule 144 under the U.S. Securities Act, if applicable, and in compliance with applicable state securities laws;

        (e)        we acknowledge that we have had access to such financial and other information as we deem necessary in connection with our decision to purchase the Shares; and

        (f)        we acknowledge that we are not purchasing the Shares as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications

D-1

published in any newspaper, magazine or similar media or broadcast over radio, television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

                    We understand that the Shares are being offered in a transaction not involving any public offering within the United States within the meaning of U.S. Securities Act and that the Shares have not been and will not be registered under the U.S. Securities Act. We further understand that any Shares acquired by us will be in the form of definitive physical certificates and that such certificates will bear a legend reflecting the substance of paragraph (d) above.

                    We acknowledge that you will rely upon our confirmations, acknowledgements and agreements set forth herein, and we agree to notify you promptly in writing if any of our representations or warranties herein ceases to be accurate or complete.

_______________________________________________
(Name of Purchaser)

By: ____________________________________________
       Name:
       Title:

       Address:

D-2